This filing is made pursuant
to Rule 424(b)(3) under
the Securities Act of
1933 in connection with
Registration No. 333-70562

PROSPECTUS

16,066,631 Shares

Common Stock

        This prospectus relates to the offer and sale, from time to time, of up to 16,066,631 shares of our common stock by the selling security holders listed on page 15 of this prospectus, issuable upon conversion of convertible preferred stock and exercise of warrants to purchase common stock, in addition to additional securities that may become issuable according to the respective rights, preferences and privileges of the convertible preferred stock and warrants.

      Our common stock is currently traded on the Nasdaq National Market under the symbol “VLGC.” On October 15, 2001, the last reported sales price for our common stock was $3.04 per share.

Investment in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 3 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 16, 2001.

OUR BUSINESS
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

OUR BUSINESS

      The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated here by reference. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Virologic, Inc.

ViroLogic, Inc.

      We are a biotechnology company developing, marketing and selling innovative products to guide and improve treatment of viral diseases. We developed a practical way of directly measuring the impact of genetic mutations on drug resistance and using this information to guide therapy. We have proprietary technology, called PhenoSense, for testing drug resistance in viruses that cause serious viral diseases such as AIDS, hepatitis B and hepatitis C. We believe our PhenoSense technology has significantly improved viral drug resistance testing. Our technology uses a genetically engineered virus that replicates only once. As a result, we avoid the need to culture viruses during testing, which makes the tests more consistent and accurate and dramatically shortens the time required to complete them. Also, our tests can be automated and performed in large numbers, making them practical for routine use in clinical management of patients. We believe that our tests and the information that we collect from these tests have the potential to significantly change the way physicians treat viral diseases.

      Our first product, PhenoSense HIV, is a test that directly and quantitatively measures resistance of a patient’s HIV to anti-viral drugs. The results help physicians select appropriate drugs for their HIV patients. When a physician requests a PhenoSense HIV test for a patient, a clinical laboratory or a hospital draws a blood sample from the patient and then sends this sample to us. We receive the sample and perform the test ourselves in our clinical laboratory, which contains all the equipment necessary to perform the test. We then send a report detailing the results to the physician and invoice and receive payment from the clinical laboratory or hospital that sent the blood sample to us. In most instances, the clinical laboratory or hospital is responsible for billing the patient or the patient’s insurance company, as appropriate, however, in some cases we bill the patient or patient’s insurer directly. We began actively marketing PhenoSense HIV to physicians in November 1999. In addition, we provide testing services to pharmaceutical companies for the purpose of evaluating new drugs and drug candidates.

      We are also developing resistance testing products for other viral diseases and are collecting test results and related clinical data in an interactive database that we plan to make available to pharmaceutical companies for use in drug marketing and drug development and to physicians for use in therapy guidance. Our other products and products in development include: (i) GeneSeq HIV, a genotypic test; (ii) PhenoSense HBV, for hepatitis B; (iii) PhenoSense HCV, for hepatitis C; (iv) an entry assay, to measure HIV resistance entry inhibitors; and (v) a test to measure viral fitness, which is a measure of a virus’s ability to reproduce and infect new cells.

      We were incorporated in Delaware in November 1995. Our principal executive offices are located at 270 East Grant Avenue, South San Francisco, CA 94080. Our telephone number is (650) 635-1100.

Our Series A preferred stock financing

      On June 29, 2001, we entered into a securities purchase agreement with the selling security holders, pursuant to which we agreed to issue and sell to the selling security holders, and the selling security holders agreed to purchase from us, an aggregate of 1,625 shares of our Series A preferred stock, and warrants to purchase an aggregate of 3.19 million shares of our common stock, for an aggregate purchase price of $16.25 million in a private placement. The securities purchase agreement contemplates two closings, each for a portion of the Series A preferred stock and the warrants. The first closing occurred on

July 2, 2001, and we received gross proceeds of $6.65 million. The second and final closing occurred on September 27, 2001, and we received gross proceeds of $9.6 million. The rights, preferences and privileges of the Series A preferred stock are set forth in the certificate of designations, preferences and rights filed with the Delaware Secretary of State. The warrants are subject to the terms and conditions of the stock purchase warrant issued by us and evidencing the warrants. Pursuant to two registration rights agreements, we agreed to prepare and file with the SEC registration statements covering the resale of the shares of our common stock issuable upon conversion of the Series A preferred stock, and issuable upon exercise of the warrants and that may become issuable pursuant to the respective rights, preferences and privileges of the Series A preferred stock and warrants.

      Shares of Series A preferred stock are convertible into shares of common stock, together with any accrued unpaid premium calculated on a daily basis since the most recent premium payment, into shares of our common stock determined in accordance with this formula:

  10,000 + unpaid premium

conversion price

      The initial conversion price of the Series A preferred stock is $2.55, and is subject to adjustment. The number of shares of common stock that we may be required to issue upon conversion of the Series A preferred stock and exercise of the warrants, or otherwise in connection with those securities, can increase substantially in several events, including if we issue shares of stock for less than the conversion price of the Series A preferred stock or the exercise price of the warrants, which is initially $2.805.

      We are required to issue additional shares of common stock every six months, or earlier upon conversion of shares of Series A preferred stock, as “premium payments” to the holders of the Series A preferred stock. The “premium payment” with respect to each then outstanding share of Series A preferred stock is initially equal to 3% of the amount paid for it, and the common stock issued as payment will be valued at its average closing sales price for the ten trading days ending on the day before the shares are issued. The premium rate of 3% will increase by one percentage point beginning with the fourth “premium payment” made on a share of Series A preferred stock and will increase by an additional one percentage point on the date of each “premium payment” thereafter, up to a maximum premium rate of 7% per six-month period, or 14% per year.

      The holders of the Series A preferred stock may elect to convert their shares into our common stock at any time, just as they may choose to exercise their warrants at any time. The holders are not subject to any limitations on the number of conversions of Series A preferred stock or subsequent sales of the corresponding common stock, other than a prohibition on any holder acquiring beneficial ownership of more than 4.99% of the outstanding shares of our common stock. Under some circumstances depending on the trading price of our common stock or the terms of an underwritten public offering, the Series A preferred stock will automatically be converted into our common stock.

      Conversion of the Series A preferred stock and exercise of the warrants will be dilutive to our current common stockholders, and we cannot predict the total number of shares of common stock we may have to issue relative to those securities. The shares of Series A preferred stock and warrants to purchase common stock that we sold in the first and second closings, absent any further adjustment as described above, will be convertible into or exercisable for an aggregate of 9,558,847 shares of common stock for an approximate effective price of $2.63 per share. This represents approximately 47.7% of the number of shares of our common stock outstanding as of the first closing. Each selling security holder, however, is prohibited under the terms of the Series A preferred stock and the warrants from converting or exercising these securities if such conversion or exercise would result in the selling security holder owning more than 4.99% of our outstanding common stock. Additional shares will be issued, and additional dilution will occur, as a result of the “premium payments” or any other issuance required under the rights, preferences and privileges of the Series A preferred stock or the warrants.

RISK FACTORS

      Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

RISKS RELATED TO THE ISSUANCE OF SERIES A PREFERRED STOCK AND WARRANTS

We may be obligated to redeem the Series A preferred stock at a premium to the purchase price.

      The selling security holders have the right to require us to redeem all of the Series A preferred stock that they own for cash equal to the greater of (i) 115% of the original purchase price plus 115% of any accrued premium payment thereon and (ii) the aggregate fair market value of the shares of common stock into which such shares of Series A preferred stock are then convertible, in any of the following situations:

•	if our common stock is not tradable on the NYSE, the AMEX, the Nasdaq National Market or the Nasdaq SmallCap market for an aggregate of twenty trading days in any nine month period

•	if a registration statement covering the common stock underlying the Series A preferred stock to be issued in the second closing of the private placement is not effective within 120 days of the second closing of the transaction

•	if we fail to remove a restrictive legend on any certificate representing any common stock issued to any holder of Series A preferred stock when required to do so

•	if we fail to have sufficient shares of common stock reserved to satisfy conversions of Series A preferred stock

•	if we fail to honor requests for conversion, or if we notify any holder of Series A preferred stock of our intention not to honor future requests for conversion

•	upon the institution of bankruptcy proceedings, the making of an assignment for the benefit of creditors or other similar event

•	if we sell all or substantially all of our assets, or if the control of our company changes

•	if we fail to pay any indebtedness in excess of $350,000 when due, or if there is any event of default that is likely to have a material adverse effect on us

•	if 35% of more of our voting power is held by any one person, entity or group

•	if we commit a material breach under, or otherwise materially violate the terms of, the transaction documents entered into in connection with the issuance of the Series A preferred stock and the warrants

      Redemption of the Series A preferred stock in any event described above would require us to expend a significant amount of cash that would substantially exceed the proceeds that we received in the private placement and could exceed our ability to make such payment or raise additional capital.

Our stockholders could experience substantial dilution as result of the issuance of and terms of our Series A preferred stock and the related warrants.

      The 1,625 shares of Series A preferred stock that were sold in the private placement are initially convertible into approximately 6,372,561 shares of common stock. The warrants granted in connection with those issuances are initially exercisable for 3,186,286 shares of common stock, at an exercise price of $2.805 per share. Together, this represents the issuance of shares and grant of warrants convertible into or exercisable for an aggregate of 9,558,847 shares of common stock for an approximate effective price of $2.63 per share. This amount represents approximately 47.7% of the number of shares of our common stock outstanding as of the first closing of the private placement.

      Moreover, the number of shares of common stock set forth above that we may be required to issue upon conversion of the Series A preferred stock and exercise of the warrants, or otherwise in connection with those securities, can increase substantially in several events, including if:

•	we issue shares of stock for less than the conversion price of the Series A preferred stock (initially $2.55) or the exercise price of the warrants (initially $2.805), which could be more likely given the historical volatility of our stock price and the recent volatility of stocks of companies in our industry and of the stock market in general

•	we fail to have sufficient shares of common stock reserved to satisfy conversions, exercises and other issuances

•	we fail to honor requests for conversion, or notify any holder of Series A preferred stock of our intention not to honor requests for conversion

•	we fail to grant shares upon exercise of the warrants

      We are also obligated to issue additional shares of common stock every six months to the holders of the Series A preferred stock, as “premium payments” as required by the terms of the Series A preferred stock. Initially, these issuances will equal about 118 shares of common stock for every share of Series A preferred stock outstanding at the time the issuance is made. The number of shares we must issue increases every six months, starting with the fourth such issuance, by 39 shares of common stock for each share of Series A preferred stock, up to a maximum of 275 shares of common stock for every share of Series A preferred stock. Assuming that all 1,625 shares of the Series A preferred stock remain outstanding for five years following their issuance, we will issue, as “premium payments”, in addition to the shares issuable as described in the previous paragraph, an additional 3,321,500 shares of common stock, or 16.6% of the shares of common stock outstanding as of the first closing, to the holders of the Series A preferred stock, for which we will receive no additional consideration.

      We may also be required to issue shares of common stock without additional consideration in the event that we fail to redeem any shares of Series A preferred stock when required.

      All of the foregoing issuances of common stock are likely to be substantially dilutive to the outstanding shares of common stock, especially where, as described above, the shares of common stock are issued without additional consideration. Moreover, any increase in the number of shares of common stock we are required to issue resulting from anti-dilution protection, penalties or other adjustments to the conversion or exercise prices of the Series A preferred stock and/or the warrants described above will further increase the anticipated dilution to the outstanding holders of our common stock. We cannot predict whether or how many additional shares of our common stock will become issuable due to these provisions.

      Any such dilution, potential dilution, or increase in dilution or potential dilution, may result in a decrease in the value of the outstanding shares of our common stock. Such a decrease in value, the risk of dilution, any actual dilution, or any increase in potential dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in stock price of our common stock. This could prevent us from sustaining a per share price sufficient to enable us to maintain an active trading market on the Nasdaq National Market. In addition, any downward pressure on the trading price of our common stock could encourage investors to engage in short sales, which would further contribute to a downward pricing of our common stock.

We may be required to obtain the consent of the holders of Series A preferred stock before taking corporate actions, which could harm our business.

      Our charter documents require us to obtain the consent of the holders of the Series A preferred stock before we may issue securities that have senior or equal rights as the Series A preferred stock or incur unsecured indebtedness for borrowed money, or take other actions with respect to the Series A preferred stock or securities that have fewer rights than the Series A preferred stock. We are also required to obtain the consent of the holders of the Series A preferred stock before we amend or modify our certificate of incorporation or bylaws to change any of the rights of the Series A preferred stockholders. While these obligations may deter a potential acquirer from completing a transaction with us, they may also prevent us from taking corporate actions that would be beneficial to our stockholders and us, such as raising capital to operate our business or maintain our capitalization or per share price in attempts to maximize stockholder volume and liquidity.

RISKS RELATED TO OUR COMPANY AND ITS BUSINESS

We expect to incur future operating losses and may not achieve profitability, which may cause our stock price to fall.

      We have experienced significant and increasing operating losses each year since our inception and expect to incur substantial additional operating losses for at least the next two years. We experienced net losses allocable to common stockholders of approximately $38.9 million, $20.2 million, and $8.1 million in 2000, 1999 and 1998, respectively. As of March 31, 2001, we had an accumulated deficit of approximately $59.8 million. We expect to continue to incur substantial operating losses for at least the next two years primarily as a result of expected increases in expenses for:

•	Expanding patient sample processing capabilities;

•	Research and product development costs;

•	Sales and marketing;

•	Additional clinical laboratory and research space and other necessary facilities; and

•	General and administrative costs.

      If our history of operating losses continues, our stock price may fall and you may lose part or all of your investment.

We will need to raise additional capital and it may not be available on commercially reasonable terms, which would cause our ability to operate our business, or maintain an active trading market in our stock, to be diminished.

      We anticipate that our existing capital resources will enable us to maintain currently planned operations through at least December 31, 2001. Nevertheless, due to the expected nature of our operations, we will need to secure additional financings in order to continue our business, and may need additional financings in the shorter term. We raised $16.25 million in the private placement with the selling security holders, but these funds do not alleviate our need for future capital. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our stockholders. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. These funds may not be available on favorable terms, or at all. If adequate funds are not available on attractive terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

Our testing products may not achieve market acceptance, which could limit our future revenue.

      Our ability to establish phenotypic resistance testing as the standard of care to guide and improve the treatment of viral diseases will depend on physicians’ and clinicians’ acceptance and use of phenotypic resistance testing. Phenotypic resistance testing is new. We cannot predict the extent to which physicians and clinicians will accept and use phenotypic resistance testing. They may prefer competing technologies and products such as genotypic testing. The commercial success of phenotypic resistance testing will require demonstrations of its advantages and potential economic value in relation to the current standard of care, as well as to genotypic testing. We have introduced only one product using our proprietary PhenoSense technology, PhenoSense HIV, which we began actively marketing in November 1999. We are still in the early stages of development of new products applying our PhenoSense technology to other viral diseases. If PhenoSense HIV is not accepted in the marketplace, our ability to sell other PhenoSense products would be undermined. Market acceptance will depend on:

•	Our marketing efforts and continued ability to demonstrate the utility of PhenoSense in guiding anti-viral drug therapy, for example, through the results of retrospective and prospective clinical studies;

•	Our ability to demonstrate the advantages and potential economic value of our PhenoSense testing products over current treatment methods and other resistance tests; or

•	If the market does not accept phenotypic resistance testing, or our PhenoSense products in particular, our ability to generate revenue will be limited.

Our revenues will be diminished if payors do not authorize reimbursement for our products.

      Government and third-party payors, which reimburse patients and healthcare providers for medical expenses, are attempting to contain or reduce the costs of healthcare. This could limit the price that we can charge for our products and hurt our ability to generate revenues. In the United States, federal and state government healthcare programs have been attempting to reduce costs and otherwise implement government control of healthcare costs. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of healthcare products. Significant uncertainty exists as to the reimbursement status of new medical products like PhenoSense HIV, especially in light of any negative results from clinical studies. Third-party payors, including state payors and Medicare, are challenging the prices charged for medical products and services. If government and other third-party payors do not provide adequate coverage and reimbursement for PhenoSense HIV, GeneSeq or other phenotypic and genotypic testing products, our revenues will be reduced.

If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products.

      We currently have eighteen sales people and limited marketing resources. In order to continue to commercialize our products effectively and to expand into additional markets, we must expand our sales and marketing capabilities or arrange with a third party to perform these services. We are currently taking steps in this direction, but we may not be able to do this successfully. On August 27, 2001, our Vice President of Sales and Marketing resigned to pursue other interests and was replaced by her direct reports in both Sales and Marketing. If we enter into co-promotion or other marketing arrangements, our share of product revenues is likely to be lower than if we directly marketed and sold our products through our own sales force. If we fail to effectively commercialize our products our revenue will be reduced.

We have limited experience processing patient samples for our resistance tests and may encounter problems or delays in processing tests, or in expanding our automated testing systems, which could result in lost sales revenue.

      Over the last year, we have begun to process a significant number of patient samples and are continuing to develop our quality-control procedures. In order to meet the projected demand for PhenoSense HIV, GeneSeq and other future phenotypic and genotypic resistance testing products, we will have to process many more patient samples than we are currently processing. We also have to establish more consistency with respect to test turnaround so that results are delivered in a timely manner. Thus, we need to develop and implement additional automated systems to perform our tests. We also need to develop more sophisticated software to support the automated tests, analyze the data generated by our tests, and report the results. We may not be able to do develop as needed. Further, as we attempt to scale up our processing of patient samples, processing or quality control problems may arise. If we are unable to consistently process patient samples on a timely basis because of these or other factors, or if we encounter problems with our automated processes, our revenues will be limited.

We face intense competition, and if our competitors’ existing products or new products are more effective than our products, the commercial opportunity for our products will be reduced or eliminated.

      The commercial opportunity for our products will be reduced or eliminated if our competitors develop and market new testing products that are superior to, or are less expensive than, PhenoSense HIV or other genotypic and phenotypic resistance testing products we develop using our proprietary PhenoSense technology. The biotechnology industry evolves at a rapid pace and is highly competitive. Our major competitors include manufacturers and distributors of phenotypic drug resistance technology, such as Virco. We also compete with makers of genotypic tests such as Applied Biosystems, Visible Genetics and laboratories performing genotypic testing as well as other genotypic testing referred to as virtual phenotyping. Each of these competitors is attempting to establish its test as the standard of care. Virco’s phenotypic test and genotypic tests have been commercially available for a longer time than has PhenoSense HIV. Genotypic tests are cheaper and generally faster than our phenotypic resistance tests. Our competitors may successfully develop and market other testing products that are either superior to those that we may develop or that are marketed prior to marketing of our testing products. Some of our competitors have substantially greater financial resources and research and development staffs than we do. In addition, some of our competitors have significantly greater experience in developing products, and in obtaining the necessary regulatory approvals of products and processing and marketing products.

If we do not successfully introduce new products using our technology, we may not achieve profitability.

      We may not be able to develop and market phenotypic resistance testing products for viral diseases other than HIV, including HBV and HCV. Demand for these products will depend in part on the development by others of additional anti-viral drugs to fight these diseases. Physicians will likely use our resistance tests to determine which drug is best for a particular patient only if there are multiple drug treatment options. Several anti-viral drugs are in development, but we cannot assure you that they will be approved for marketing, or if these drugs are approved, that there will be a need for our resistance tests. If we are unable to develop and market phenotypic and/or genotypic resistance test products for other viral diseases, or if an insufficient number of anti-viral drug products are approved for marketing, we may not achieve profitability.

Some of our vendors are our sole source of supply for certain of our testing materials, and there are limited sources and supplies of some of these materials, which could result in our inability to secure sufficient materials to conduct our business.

      We rely on a few vendors as our sole source of supply for various materials in our testing process. In some cases, there are no other available sources of materials that we require for our tests. In other instances, there are limited sources and limited supplies of necessary materials. Any extended interruption, delay or decreased availability of the supply of these materials could result in our failure to meet our customers’ demands, and prevent us from running our business as contemplated. We might also face significant additional expenditures if we are forced to find alternate sources of supplies, or we change materials we use. If significant customer relationships were harmed by our failing to report test results on a timely basis, or another negative impact on our ability to procure necessary materials, then our operations and revenues could be adversely affected. Similarly, if our expenses were to increase dramatically as a result of changes to our relationships with vendors or ability to procure materials, it would make it more difficult for us to attain profitability, offer our tests at competitive prices, and continue our business as currently conducted or at all.

We are dependent on a license for technology we use in our PhenoSense testing, and our business would suffer if the license was terminated or not renewed.

      We license technology that we use in our PhenoSense and GeneSeq testing from Roche. We hold a non-exclusive license for the life of the patent term of the last licensed Roche patent. We believe that many of our competitors, including Virco and other resistance testing companies, also license this technology on non-exclusive terms. In order to maintain this license, however, we must pay royalties, make a semi-annual royalty report and participate in proficiency testing. If Roche were to terminate this license or this license was not renewed, we would have to change a portion of our testing methodology, which would halt our testing, at least temporarily, and cause us to incur substantial additional expenses.

The intellectual property underlying our PhenoSense technology and trade secrets may not be adequate, allowing third parties to use our PhenoSense technology or similar technologies, and thus reducing our ability to compete in the market.

      The strength of our intellectual property protection is uncertain. In particular, we cannot be sure that we were the first to invent the technologies covered by our patent or pending patent applications; we were the first to file patent applications for these inventions; others will not independently develop similar or alternative technologies or duplicate any of our technologies; any of our pending patent applications will result in issued patents; any patents issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties. Other companies may have patents or patent applications relating to products or processes similar to, competitive with or otherwise related to our products. Patent law relating to the scope of claims in the technology fields in which we operate, including biotechnology and information technology, is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these lawsuits or that, if successful, we will be awarded commercially valuable remedies. In addition, it is possible that we will not have the required resources to pursue such litigation or to otherwise protect our patent rights. We also rely on unpatented trade secrets to protect our proprietary technology. Other companies may independently develop or otherwise acquire equivalent technology or gain access to our proprietary technology.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and prohibit us from selling our products.

      Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property claims. We may have to pay substantial damages, possibly including treble damages, for past infringement if it is ultimately determined that our products infringe a third party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

We may be unable to build brand loyalty because our trademarks and trade names may not be protected.

      Our registered or unregistered trademarks or trade names such as the name PhenoSense, may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short term and long term marketing strategies especially as we commercialize future enhancements to our products.

Our business operations and the operation of our clinical laboratory facility are subject to stringent regulations and if we are unable to comply with them, we may be prohibited from accepting patient samples or may incur additional expenses to attain and maintain compliance.

      The operation of our clinical laboratory facility is subject to a stringent level of regulation under the Clinical Laboratory Improvement Amendments of 1988. Laboratories must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Our laboratory is also subject to regulation by the state of California and various other states. We have received accreditation by the College of American Pathologists and therefore are subject to their requirements and evaluation. Our failure to comply with applicable requirements could result in various penalties, including loss of certification or accreditation, and we may be prevented from conducting our business as we do now or as we may wish to in the future.

The FDA may impose medical device regulatory requirements on our tests, including possibly premarket approval requirements, which could be expensive and time-consuming and could prevent us from marketing these tests.

      In the past, the FDA has not required that genotypic or phenotypic testing conducted at a clinical laboratory be subject to premarketing clearance or approval, although the FDA has stated that it believes its jurisdiction extends to tests generated in a clinical laboratory. We received a letter from the FDA in September 2001 that asserted such jurisdiction over in-house tests like ours, but which also stated the FDA is not currently requiring premarket approval for HIV monitoring home brew tests, provided that the promotional claims for such tests are limited to its analytical capabilities and do not mention the benefit of making treatment decisions on the basis of test results. The FDA letter also asserted that our GeneSeq test is misbranded if test reports do not include a statement disclosing that the test has not been cleared or approved by the FDA. The FDA has indicated in discussions that the focus of the letter was our genotypic tests not our phenotypic tests, but there is no certainty its focus will remain so narrow.

      We have had and plan to have additional discussions with the FDA related to its positions set forth in the letter. We plan to either add the requested disclosure statement to our GeneSeq test reports, or begin using a different reagent in our tests so that the statement might no longer be applicable or required. In any event, we do not at this point think the FDA will require us to take steps that materially affect our business or financial performance, but we cannot guarantee this will remain the case.

      We cannot be sure that the FDA will accept the steps we take, or that the FDA will not require us to alter our promotional claims or undertake the expensive and time-consuming process of seeking premarket approval with clinical data demonstrating the sensitivity and specificity of our tests. If premarket approval is required, we cannot be sure that we will be able to obtain it in a timely fashion or at all; and in such event the FDA would have authority to require us to cease marketing tests until such approval is granted.

      In general, we cannot predict the extent of future FDA regulation of our business. We might be subject in the future to greater regulation, or different regulations, that could have a material effect on our finances and operations. If we fail to comply with existing or additional FDA regulations, it could cause us to incur civil or criminal fines and penalties, increase our expenses, prevent us from increasing revenues, or hinder our ability to conduct our business.

Our information and other internal systems may not work effectively and as a result we may not be able to process orders, record transactions and meet our reporting obligations, which in turn could affect our ability to run our business efficiently or profitably.

      In 2000, we installed several new information systems, including enterprise resource and laboratory information systems. If our new information and internal systems do not work effectively, we may experience delays or failures in our operations. These delays or failures could adversely impact the promptness and accuracy of our transaction processing, financial accounting and reporting and our ability to properly forecast earnings and cash requirements. Our current and planned systems, transaction processing, procedures and controls may not be adequate to support future operations. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial systems, transaction processing, procedures and controls.

Clinicians or patients using our products or services may sue us and our insurance may not sufficiently cover all claims brought against us, which will increase our expenses.

      Clinicians, patients and others may at times seek damages from us if drugs are incorrectly prescribed for a patient based on testing errors or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against

us. We may incur significant legal defense expenses in connection with a liability claim, even one without merit or for which we have coverage.

Our lack of operating experience may cause us difficulty in managing our growth and attracting and retaining skilled personnel, which could hinder our commercial efforts and impair our ability to compete.

      We have limited experience selling our products and processing patient samples. If our management is unable to manage our growth effectively, it is possible that our systems and our facilities may become inadequate. Our success also depends on our continued ability to attract and retain highly qualified management and scientific personnel. Competition for personnel is intense. We believe stock options are a critical component of motivating and retaining our key employees. As we mature as a public company, stock options may be less attractive to potential candidates for our management and scientific positions, and, therefore, it may be more difficult to fill those positions. If we cannot successfully attract and retain qualified personnel, our research and development efforts could be hindered and our ability to run our business effectively and compete with others in our industry will be harmed.

We may be subject to litigation, which would be time consuming and divert our resources and the attention of our management.

      We were involved in a dispute with a significant stockholder and former officer. We settled the dispute in November 1999. In connection with the settlement, we purchased shares of our common stock held by him for $225,000 in cash, and allowed him to retain other shares that we had a right to repurchase. In 1999, we recorded $1.9 million in legal fees and costs related to this settlement, including a non-cash charge related to the common stock retained by him. In the future, our stockholders or former employees may bring further claims and we may have to spend significant additional resources and time. Even if we are eventually successful in our defense of any such claim, the time and money spent may prevent us from operating our business effectively or profitably or may distract our management.

Our operating results may fluctuate from quarter to quarter, making it likely that, in some future quarter or quarters, we will fail to meet analysts’ estimates of operating results or financial performance, causing our stock price to fall.

      If revenue declines in a quarter, our losses will likely increase or our earnings will likely decline because many of our expenses are relatively fixed. Though our revenues may fluctuate significantly as we continue to build the market for our products, expenses such as research and development, sales and marketing and general and administrative are not affected directly by variations in revenue. In addition, our cost of revenue could also fluctuate significantly due to variations in the demand for our product and the relatively fixed costs to produce it. We cannot accurately predict how volatile our future operating results will be because our past and present operating results, which reflect moderate sales activity, are not indicative of what we might expect in the future. It is likely that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors, as they have been in the past. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

If a natural disaster strikes our clinical laboratory facility, we would be unable to process our customers’ samples for a substantial amount of time and we would lose revenue.

      We rely on a single clinical laboratory facility to process patient samples for our products and have no alternative facilities. We will also use this facility for conducting other tests we develop, and even if we move into different or additional facilities they will likely be in close proximity to our current clinical laboratory. Our clinical laboratory and some pieces of processing equipment are difficult to replace and could require substantial replacement lead-time. Our processing facility may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance since our clinical laboratory is located in South San Francisco, California, an earthquake-prone area. In the event our existing clinical laboratory facility or equipment is affected by man-made or natural disasters, we would be unable to process patient samples and meet customer demands or sales projections. If our patient sample processing operations were curtailed or ceased, we would not be able to perform our tests and we would lose revenue.

Concentration of ownership among our executive officers, directors and principal stockholders may prevent investors from influencing significant corporate decisions.

      At August 31, 2001, our directors, entities affiliated with our directors and our executive officers owned, in the aggregate, approximately 22% of our outstanding common stock. These stockholders, as a group, are able to substantially influence our management and affairs. If acting together, they would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change in our control at a premium price if these stockholders oppose it.

Our stock price may be volatile, and our stock could decline in value.

      The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. Our stock price has fluctuated widely since we became a publicly traded company. The following factors, in addition to other risk factors described in this section, may have a significant adverse impact on the market price of our common stock:

•	Announcements of technological innovations or new commercial products by our competitors;

•	Results from clinical studies;

•	Developments concerning proprietary rights, including patents;

•	Publicity regarding actual or potential medical results relating to products under development by our competitors;

•	Regulatory developments in the United States and foreign countries;

•	Changes in payor reimbursement policies;

•	Litigation;

•	Economic and other external factors or other disaster or crisis; and

•	Period-to-period fluctuations in financial results.

If our stockholders sell substantial amounts of our common stock, the market price of our common stock may fall.

      If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Sales of a substantial number of shares could occur at any time. This may have an adverse effect on the price of our common stock and may impair our ability to raise capital in the future.

Provisions of our charter documents and Delaware law may inhibit a takeover, which could limit the price investors might be willing to pay in the future for our common stock.

      Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition, merger in which we are not the surviving company or changes in our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions could discourage acquisitions or other changes in our control and otherwise limit the price that investors might be willing to pay in the future for our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include:

•	the market acceptance of our resistance testing products;

•	the effectiveness of our competition’s existing products and new products;

•	the ability to effectively manage growth; and

•	the risks associated with our dependence on patents and propriety rights.

      Because the risk factors referred to above, as well as the risk factors beginning on page 2 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SELLING SECURITY HOLDERS

      Pursuant to a securities purchase agreement dated June 29, 2001 among us and the selling security holders, we issued and sold, for an aggregate purchase price of $16.25 million:

•	an aggregate of 1,625 shares of Series A preferred stock, convertible, together with any accrued unpaid premium calculated on a daily basis since the most recent premium payment, into shares of our common stock determined in accordance with this formula:

  10,000 + unpaid premium

conversion price

(the conversion price is initially $2.55 per share, but is subject to adjustment); and

•	warrants to purchase an aggregate of 3,186,286 shares of our common stock at an initial exercise price of $2.805 per share, subject to adjustment, which warrants are exercisable at the election of the selling security holder.

      The table below presents information regarding the selling security holders and the shares that they may offer and sell from time to time under this prospectus. The shares of common stock covered, as to their resale, under this prospectus include shares issued or issuable (i) upon conversion of the Series A preferred stock, including any additional shares issuable upon adjustments to the conversion price of the Series A preferred stock, (ii) upon exercise of the warrants, including any additional shares issuable upon adjustments to the exercise price of the warrants and (iii) as payment of the premiums and penalties relating to the outstanding shares of Series A preferred stock and outstanding warrants, as described in the securities purchase agreement, the first registration rights agreement and the certification of designations, preferences and rights filed with the Delaware Secretary of State. The total represents our estimate of the maximum number of shares that will become issuable due to the anti-dilution and other provisions of the Series A preferred stock and the warrants. In the event the number of shares ultimately issued with respect to the Series A preferred stock and the warrants exceeds the amount covered by this prospectus, we would have to make a separate filing with respect to those shares to register their resale.

      The number of shares set forth in the table represents an estimate of the number of shares of common stock to be offered by the selling security holders and includes:

•	9,558,845 shares of common stock, representing 150% of the common stock issuable upon conversion of the Series A preferred stock held by such selling security holders as of September 27, 2001, based on a conversion price of $2.55 per share;

•	3,321,500 shares of common stock, representing five years of semi-annual premium payments for each share of Series A preferred stock outstanding, estimated as follows: $300 worth of common stock each six month period (with the common stock valued at $2.55, which is the average of the closing sales prices on the common stock for the 10 trading days ending on the date of the issuance of the Series A preferred stock ), provided, that, beginning with the fourth such payment, the value of the common stock to be issued will increase by an additional $100 on the date of each such payment, up to a maximum of $700 (for a five-year estimate of 2,044 shares of common stock for each of the 1,625 shares of Series A preferred stock held by the selling security holders as of September 27, 2001); and

•	3,186,286 shares of common stock issuable upon exercise of the warrants granted in connection with the issuance of Series A preferred stock held by such selling security holder as of September 27, 2001, based on an exercise price of $2.805 per share.

      This table is prepared based on information supplied to us by the listed selling security holders. The table assumes that the selling security holders sell all of the shares offered under this prospectus. However, because the selling security holders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling security holders or that will be held by the selling security holders after completion of the sales. Information concerning the selling security holders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. The applicable percentages of ownership are based on an aggregate of 20,035,907 shares of our common stock issued and outstanding on September 27, 2001.

	Shares Owned			Shares Owned
	Prior to Offering		Number of	After Offering
			Shares Being
Security Holders	Number	Percent	Offered	Number	Percent

S.A.C. Capital Associates, LLC(1)	3,460,501	17.27%	3,460,501	0	0%

SDS Merchant Fund, LP(2)	1,483,072	7.40%	1,483,072	0	0%

Narragansett I, LP(3)	1,631,380	8.14%	1,631,380	0	0%

Narragansett Offshore, Ltd.(4)	3,312,193	16.53%	3,312,193	0	0%

Castle Creek Healthcare Partners, LLC(5)	741,539	3.70%	741,539	0	0%

CCL Fund LLC(6)	741,539	3.70%	741,539	0	0%

Crestwood Capital Partners, LP(7)	2,175,172	10.86%	2,175,172	0	0%

Crestwood Capital International, LTD.(8)	1,226,007	6.12%	1,226,007	0	0%

Crestwood Capital Partners II, LP(9)	237,292	1.18%	237,292	0	0%

Bridgewood Capital Partners, LP(10)	316,391	1.58%	316,391	0	0%

Anvers HealthCare Investors, LP(11)	494,359	2.47%	494,359	0	0%

Anvers II, LP(12)	98,875	* %	98,875	0	0%

Anvers, LP(13)	148,311	* %	148,311	0	0%

*	less than 1%

(1)	Consists of 2,774,225 shares of common stock issuable on conversion of 350 shares of Series A preferred stock, including five years of premium payments, and 686,276 shares of common stock issuable on exercise of a warrant. S.A.C. Capital Advisors, LLC, the investment advisor to S.A.C. Capital Associates, LLC, exercises dispositive and voting power with respect to the shares of common stock that S.A.C. Capital Associates, LLC is offering in this prospectus. Mr. Steven A. Cohen is the managing member and controls S.A.C. Capital Advisors, LLC. SDS Capital Partners, LLC may act as an advisor to S.A.C. Capital Advisors, LLC in connection with the shares of our common stock owned by S.A.C. Capital Associates, LLC. Mr. Steve Derby is the managing member of SDS Capital Partners, LLC. Mr. Cohen, SDS Capital Partners, LLC and Mr. Derby disclaim beneficial ownership of the shares of our common stock owned by S.A.C. Capital Associates, LLC.

(2)	Consists of 1,188,954 shares of common stock issuable on conversion of 150 shares of Series A preferred stock, including five years of premium payments, and 294,118 shares of common stock issuable on exercise of a warrant. SDS Capital Partners, LLC, the general partner of SDS Merchant Fund, LP, exercises dispositive and voting power with respect to the shares of common stock that SDS Merchant Fund, LP is offering in this prospectus. Mr. Steve Derby is the managing member of SDS Capital Partners, LLC. Mr. Derby disclaims beneficial ownership of the shares of our common stock owned by SDS Merchant Fund, LP.

(3)	Consists of 1,307,850 shares of common stock issuable on conversion of 165 shares of Series A preferred stock, including five years of premium payments, and 323,530 shares of common stock issuable on exercise of a warrant. LEO Holdings, LLC, the investment advisor to Narragansett I, LP, exercises dispositive and voting power with respect to the shares of common stock that Narragansett I, LP is offering in this prospectus. Mr. Joseph L. Dowling, III is the managing member of LEO Holdings, LLC. Mr. Dowling disclaims beneficial ownership of the shares of our common stock owned by Narragansett I, LP.

(4)	Consists of 2,655,329 shares of common stock issuable on conversion of 335 shares of Series A preferred stock, including five years of premium payments, and 656,864 shares of common stock issuable on exercise of a warrant. LEO Holdings, LLC, the investment advisor to Narragansett Offshore, Ltd., exercises dispositive and voting power with respect to the shares of common stock that Narragansett Offshore, Ltd. is offering in this prospectus. Mr. Joseph L. Dowling, III is the managing member of LEO Holdings, LLC. Mr. Dowling disclaims beneficial ownership of the shares of our common stock owned by Narragansett Offshore, Ltd.

(5)	Consists of 594,479 shares of common stock issuable on conversion of 75 shares of Series A preferred stock, including five years of premium payments, and 147,060 shares of common stock issuable on exercise of a warrant. As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares of common stock that Castle Creek Healthcare Partners, LLC is offering in this prospectus; accordingly, Castle Creek Partners, LLC may be considered to beneficially own such shares. Castle Creek Partners, LLC disclaims this beneficial ownership. Mr. Daniel Asher is the managing member of Castle Creek Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares of our common stock owned by Castle Creek Healthcare Partners, LLC.

(6)	Consists of 594,479 shares of common stock issuable on conversion of 75 shares of Series A preferred stock, including five years of premium payments, and 147,060 shares of common stock issuable on exercise of a warrant. As investment manager under a management agreement, Castle Creek Life Science Partners LLC may exercise dispositive and voting power with respect to the shares of common stock that CCL Fund, LLC is offering in this prospectus; accordingly, Castle Creek Life Science Partners LLC may be considered to beneficially own such shares. Castle Creek Life Science Partners LLC disclaims this beneficial ownership. Mr. Daniel Asher and Dr. Nathan Fischel are the managing members of Castle Creek Life Science Partners LLC. Mr. Asher and Dr. Fischel disclaim beneficial ownership of the shares of our common stock owned by CCL Fund, LLC.

(7)	Consists of 1,743,799 shares of common stock issuable on conversion of 220 shares of Series A preferred stock, including five years of premium payments, and 431,373 shares of common stock issuable on exercise of a warrant. FSIP, LLC, the general partner of Crestwood Partners, LP, exercises dispositive and voting power with respect to the shares of common stock that Crestwood Partners, LP is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Crestwood Partners, LP. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Crestwood Partners, LP.

(8)	Consists of 982,869 shares of common stock issuable on conversion of 124 shares of Series A preferred stock, including five years of premium payments, and 243,138 shares of common stock issuable on exercise of a warrant. FSIP, LLC, the general partner of Crestwood Capital International, LTD., exercises dispositive and voting power with respect to the shares of common stock that Crestwood Capital International, LTD. is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Crestwood Capital International, LTD. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Crestwood Capital International, LTD.

(9)	Consists of 190,233 shares of common stock issuable on conversion of 24 shares of Series A preferred stock, including five years of premium payments, and 47,059 shares of common stock issuable on exercise of a warrant. FSIP, LLC, the general partner of Crestwood Partners II, LP, exercises dispositive and voting power with respect to the shares of common stock that Crestwood Partners II, LP is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Crestwood Partners II, LP. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Crestwood Partners II, LP.

(10)	Consists of 253,645 shares of common stock issuable on conversion of 32 shares of Series A preferred stock, including five years of premium payments, and 62,746 shares of common stock issuable on exercise of a warrant. FSIP, LLC, the general partner of Bridgewood Capital Partners, LP, exercises dispositive and voting power with respect to the shares of common stock that Bridgewood Capital Partners, LP is offering in this prospectus. Mr. Michael Weisberg is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Bridgewood Capital Partners, LP. Mr. Weisberg disclaims beneficial ownership of the shares of our common stock owned by Bridgewood Capital Partners, LP.

(11)	Consists of 396,319 shares of common stock issuable on conversion of 50 shares of Series A preferred stock, including five years of premium payments, and 98,040 shares of common stock issuable on exercise of a warrant. FSIP, LLC, the general partner of Anvers HealthCare Investors, LP, exercises dispositive and voting power with respect to the shares of common stock that Anvers HealthCare Investors, LP is offering in this prospectus. Each of Leslie Henschaw and Leo Swergold is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Anvers HealthCare Investors, LP. Leslie Henschaw and Leo Swergold disclaim beneficial ownership of the shares of our common stock owned by Anvers HealthCare Investors, LP.

(12)	Consists of 79,266 shares of common stock issuable on conversion of 10 shares of Series A preferred stock, including five years of premium payments, and 19,609 shares of common stock issuable on exercise of a warrant. FSIP, LLC, the general partner of Anvers II, LP, exercises dispositive and voting power with respect to the shares of common stock that Anvers II, LP is offering in this prospectus. Each of Leslie Henschaw and Leo Swergold is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Anvers II, LP. Leslie Henschaw and Leo Swergold disclaim beneficial ownership of the shares of our common stock owned by Anvers II, LP.

(13)	Consists of 118,898 shares of common stock issuable on conversion of 15 shares of Series A preferred stock, including five years of premium payments, and 29,413 shares of common stock issuable on exercise of a warrant. FSIP, LLC, the general partner of Anvers, LP, exercises dispositive and voting power with respect to the shares of common stock that Anvers, LP is offering in this prospectus. Each of Leslie Henschaw and Leo Swergold is affiliated with FSIP, LLC, and exercises dispositive and voting power on its behalf with respect to Anvers, LP. Leslie Henschaw and Leo Swergold disclaim beneficial ownership of the shares of our common stock owned by Anvers, LP.

      The documents we entered into with the selling security holders in connection with the private placement prohibit each selling security holder from beneficially owning more than an aggregate of 4.99% of our common stock at any time.

      Neither the selling security holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

PLAN OF DISTRIBUTION

      The shares may be sold or distributed from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered in this prospectus. The shares will be offered on the Nasdaq National Market System or in privately negotiated transactions. The selling security holders may sell the shares registered here in one or more of the following methods:

•	cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	any combination of the foregoing, or by any other legally available means.

      The selling security holders may also enter into option or other transactions with brokers or dealers that require the delivery by these brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, a selling security holder may pledge its shares to brokers or dealers or other financial institutions. Upon a default by a selling security holder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

      Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the selling security holders and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that the selling security holders elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling security holders and any other required information.

      Under agreements which may be entered into by the selling security holders, underwriters who participate in the distribution of shares may be entitled to indemnification by the selling security holders against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify, in certain circumstances, the selling security holders and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The selling security holders have agreed to indemnify us in certain circumstances, as well as certain related persons, against certain liabilities, including liabilities under the Securities Act.

      Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

      The selling security holders are not obligated to, and there is no assurance that the selling security holders will, sell any or all of the shares.

      We will pay all reasonable costs and expenses incurred by us or the selling security holders in connection with the registration of the shares under the Securities Act, including, all registration and filing fees and our legal fees and accounting fees and legal fees of one counsel selected by the selling security holders.

      We agreed with the selling security holders to keep the registration statement effective until the shares being offered by this prospectus may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act, or, if earlier, until the distribution contemplated in this prospectus has been completed.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares by the security holders. All proceeds from the sale of the shares will be for the accounts of the security holders.

LEGAL MATTERS

      Cooley Godward LLP, 4365 Executive Drive, Suite 1100, San Diego, California 92121 will pass upon the validity of the issuance of the common stock offered by this prospectus.

EXPERTS

      The financial statements of ViroLogic, Inc. appearing in our Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, Independent Auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

      We incorporate by reference the documents listed below, except as superseded or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

•	our Amended Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on March 26, 2001;

•	our Amended Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed on March 26, 2001;

•	our Notice of Annual Meeting and Proxy Statement for our Annual Meeting of Stockholders held on May 24, 2001;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

•	our Current Report on Form 8-K filed with the SEC on July 6, 2001;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; and

•	the description of our common stock in our Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act, filed on April 17, 2000, including any amendments or reports filed for the purpose of updating this description.

      The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address or phone number:

          Secretary

          ViroLogic, Inc.
          270 East Grand Avenue
          San Francisco, CA 94080
          Telephone: (650) 635-1100

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

16,066,631 Shares

Common Stock

PROSPECTUS

October 16, 2001